Exhibit 21.1

LIST OF SUBSIDIARIES

The following list sets forth the subsidiaries of the registrant as of July 31, 2022:

Company	State of Incorporation
ATIF Inc.	California
ATIF BD LLC(1)	California
ATIF-1 GP, LLC(1)(2)	Delaware
ATIF-1, L.P.(3)	Delaware
ATIF Investment Limited	British Virgin Islands

(1)	Subsidiary of ATIF Inc.
(2)	On August 1, 2022, ATIF Inc. sold all of its membership interests in ATIF-1 GP, LLC to Asia Time (HK) International Finance Service Limited. Upon the consummation of the sale, ATIF-1 GP, LLC is no longer a subsidiary of ATIF Inc.

(3)	76.6% limited partner interest is owned by ATIF Holdings Ltd. (“ATIF”). ATIF-1 GP LLC is the general partner of ATIF-1, L.P.